

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   April 11, 2018

<u>Via E-mail</u>
Matthew P. Wagner
Chief Executive Officer
Pacwest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

      Re: Pacwest Bancorp
             Form 10-K for the fiscal year ended December 31, 2017
             Filed March 1, 2018
             File No. 001-36408

Dear Mr. Wagner:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                      Sincerely,

                                      /s/ Gus Rodriguez

                                      Gus Rodriguez
                                      Accounting Branch Chief
                                      Office of Financial Services